SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Publicly Held Company
Corporate Taxpayers’ ID (CNPJ/MF) 00.108.786/0001 -65

VIVAX S.A.
Publicly Held Company
Corporate Taxpayers’ ID (CNPJ/MF) 01.402.946/0001 -47

NOTICE TO SHAREHOLDERS

Net Serviços de Comunicação S.A. (“NET”) and Vivax S.A. (“VIVAX”) (jointly the “Companies”) hereby communicate to their shareholders the following:

(1) Right of Withdrawal: on July 12, 2007 the period expired for the right of withdrawal by VIVAX shareholders and shareholders holding common shares in NET that disagree with the resolutions of the respective Annual General Meetings of Shareholders of the Companies held on June 11, 2007 (“AGMs”). Said AGMs approved the incorporation into the equity of NET of the total number of shares issued by VIVAX (“Incorporation of Shares”), under the scope of the corporate restructuring involving the Companies, the terms and conditions of which were released in the Material Fact dated May 23, 2007 and in the Notice to Shareholders dated June 12, 2007.

(2) Trading of the Shares: the shares issued by VIVAX shall cease to trade on the market following the close of the trading session on July 13, 2007, so that starting at the opening of the trading session on July 16, 2007 the shares issued by VIVAX that are the object of the Incorporation of Shares shall be included in the shareholders’ position as NET (trading ticker NETC4), observing however the following exchange ratio: 0.5678 preferred shares issued by NET shall be attributed to each 1 (one) share, either common or preferred, issued by VIVAX.

(3) Result of Dissention: There was no dissention by the shareholders of either VIVAX or NET.

(4) Sales of Fractions of Shares: The remaining fractions of shares held by the minority shareholders of VIVAX that did not adjust their share positions between June 12 and July 12, 2007, after being separated and grouped into whole numbers, shall be sold by NET in an auction to be held on July 25, 2007 on the São Paulo Stock Exchange (BOVESPA).

The net amounts resulting from the sale of said shares will be available to their holders as of July 30, 2007.

São Paulo, July 13, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.
João Adalberto Elek Jr.
CFO and Investor Relations Officer

VIVAX S.A.
João Adalberto Elek Jr.
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.